UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: March 27, 2015

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated March 27, 2015, entitled “2014 Annual Results Announcement”.
Exhibit 99.2	Announcement dated March 27, 2015, entitled “Exploration and Development Laid Solid Foundation”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

2014 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear Shareholders,

2014 was an unusual year for the Company. The world economic recovery has hardly moved forward and China’s economy has shifted gear to the “New Normal” medium-to-high growth rate. Since the second half of the year, international oil prices have plunged, reaching a hefty 50% decrease by the end of the year. This plummet strongly affected the oil industry all over the world, bringing with it a “cold winter”. The Company, whose business is primarily oil and gas exploration and development, has sensed the pinch of the “cold winter”.

The “cold winter” struck a serious blow against the Company’s development, investment strategy, as well as its operational management. Facing the challenges, we continued to follow the “New Leap Forward” blueprint and determined to build our competitive edge in order to achieve sustainable development. We have strengthened our confidence, worked hand in hand to map out our long-term strategy and tackled the immediate problems, and achieved solid progress in different areas of our business.

First, to solidify our business foundation and continue to focus our effort on exploration and development. The volatility of oil prices is an inherent risk for the oil industry. We did not expand recklessly when oil prices are high, nor did we bring ourselves to a standstill simply because oil prices temporarily plummeted. In 2014, the Company’s overall production and operations have remained stable. We were able to meet our operational targets and further enhanced our overall competitiveness.

The Company achieved a number of breakthroughs in the area of exploration. We made our first major independent deepwater oil and gas discovery – Lingshui 17-2, a hundred-billion cubic meters large-sized gas field, and confirmed the enormous exploration potential for Qiongdongnan Basin. Within our core area – Bohai, we also achieved a number of medium-to-large-sized crude oil discoveries. At the end of 2014, the Company’s net proved reserves increased to 4.48 billion BOE, providing a solid resource base for our medium to long-term development.

In 2014, more than 10 new projects commenced production, including Liwan 3-1, the first major deepwater gas field in offshore China. The Company’s net oil and gas production reached approximately 432.5 million BOE. With this result, we successfully met our production target established earlier in the year and reinforced our leading position among the world’s oil and gas exploration and development companies.

Following years of overseas development, the Company has essentially completed its global portfolio allocation. 2014 was the second year since we welcomed Nexen to the family. During the year, the integration with Nexen was the focus of our overseas development. We are dedicated to integration of production and operations as well as corporate culture. The production and operations of Nexen have moved ahead steadily and the integration has progressed smoothly. At the same time, the performance of the Company’s other overseas assets also improved.

Second, strengthen our overall cost control and adhere to prudent operations. Cost control is a core element of the Company’s competitiveness and is crucial in determining the Company’s resilience against external risks. Over the years, the Company has always adhered to a prudent financial policy, emphasizing cost control and prudent operations. To combat the trend of escalating costs, the Company decided to launch a program in early 2014 called “the Year of Quality and Efficiency” to review and strengthen cost-control measures. Under this program, the Company continued to streamline the management flow in exploration, development and production and made considerable efforts to lower the costs for projects under construction. The Company also further promoted integration of exploration and development, improved efficiencies for oil and gas fields, and yielded favorable results.

Third, focus on safety and environmental protection work, which is essential to the Company’s development. In 2014, the Company’s overall safety and environmental protection performance remained stable, forming a solid foundation for our operations and production.

In 2015, we may face even more severe environment for our exploration and development, the Board of Directors and management worked hand in hand, gathered their knowledge, and formulated the strategies and measures to address the low oil price environment and promote the “New Leap Forward” plan.

First, we will prioritize our exploration capital expenditures in our core area – offshore China and strengthen our growth potential; continue to improve the quality and efficiency of our development and production work and maintain a balance between production volume and efficiency; and focus on optimizing our overseas portfolio and continue to strengthen and streamline our overseas business.

Second, we will consolidate the results of “the Year of Quality and Efficiency”, and develop a long-term system for lowering cost and increasing efficiency; continue to strengthen our prudent investment decisions and carefully assess various risks; raise efficiency for our resource allocation and optimize our portfolio; and establish long-term strategies while at the same time capturing the present reserve potential for future development.

Third, we will continue to improve our environmental protection system, strengthen the production safety alert mechanism and enhance our overseas safety and environmental protection management.

On top of maintaining stable and healthy production growth, the Board approved the capital expenditures decrease by 26% to 35% for the year 2015 compared to 2014 through stringent cost control and increased efficiency. This will help us to maintain a healthy cash flow in a low oil price environment. In view of the healthy financial condition of the Company, the Board has recommended a final dividend of HK$0.32 per share (tax inclusive) for the year 2014.

At this moment, spring has just arrived in the Bohai area, the Company’s key battlefield for oil and gas exploration and development, thawing the ocean surface and bringing our employees on the offshore platforms a new wind; in Hong Kong, where the Company is listed, spring has further enlivened the vibrant city. Although the oil industry is still under a “cold winter” of low oil prices, we are confident that spring will arrive. Therefore, we will proactively carry out innovative measures, enhance quality and efficiency, and lay a solid foundation for future growth. We deeply believe that the Company will take the “New Leap Forward” plan towards future successes and long term, sustainable development.

WANG Yilin
Chairman

Hong Kong, 27 March 2015

CEO’S STATEMENT

Dear Shareholders,

2014 was a crucial year for the continued progress of the Company’s “New Leap Forward” development blueprint. The company’s management and staff focused on cost control, effectively enhanced our operational efficiency, and successfully accomplished various targets set at the beginning of the year. Through these efforts, the Company is well prepared to confront the impact of low oil prices and build up the solid foundation for our future sustainable development.

OVERCOMING DIFFICULTIES TO ACHIEVE OUR TARGETS

The Company’s production and operational activities progressed steadily in 2014. Successful exploration results were achieved both offshore China and overseas. With various projects commencing production, the Company successfully met its production targets for the year. Overseas development progressed steadily.  The financial position of the Company remained stable and its health, safety and environmental protection (HSE) maintained excellent performance.

First, a number of breakthroughs were achieved in exploration. Applying new knowledge, technologies and innovative management, the Company achieved exploration breakthroughs in both offshore China and overseas, with 20 new commercial discoveries and successfully appraised 18 oil and gas structures. In Western South China Sea, the Company made a major deepwater natural gas discovery – Lingshui 17-2, representing a breakthrough in our independent deepwater exploration. In Bohai, we made several mid-to-large size oil discoveries including Luda 21-2 and Jinzhou 23-2, consolidating the dominant position of Bohai. We also made an important natural gas discovery in East China Sea, namely Ningbo 22-1. We achieved several exploration successes overseas, with new discoveries in the U.S. Gulf of Mexico, Uganda and the UK North Sea. In 2014, the Company’s reserve replacement ratio reached 112%, and at the end of 2014, the Company had net proved reserves of approximately 4.48 billion BOE, further solidifying the resource base for our sustainable development.

Second, we have seen remarkable results in development and production. 2014 was an important year for the Company’s new oil and gas projects, with 13 projects commencing production. Early this year, the first large-scale deepwater gas field – Liwan 3-1, successfully commenced production, signifying a breakthrough for the Company’s deepwater oil and gas field development. Other projects that commenced production during the year included Kenli 3-2 oilfields, Panyu 10-2/5/8, Enping 24-2 and Panyu 34-1/35-1/35-2, injecting new vigor into the Company’s production growth. We brought most projects on-stream sooner than originally scheduled and below budget. In 2014, the Company’s net production reached 432.5 million BOE, achieving the production target set early this year.

At the same time, the Company strengthened its research on oil reservior. With meticulous organization, the comprehensive decline rate was under control and the production efficiency was further increased. Considerable efforts were made to promote integration of exploration and development, with cost control beginning at the start of projects. We also established long-term and effective systems in different areas including management, production and expenditure, and achieved our goal of increasing production while controlling costs.

Third, our financial performance remained solid with significant results achieved in “cost management stewardship and operational efficiency”. In 2014, the Company actively promoted “the Year of Quality and Efficiency” emphasizing cost control and increases in efficiency. The Company continued to streamline the development plans of oil and gas fields, control the development cost from the beginning, and adjust specific expenditures for major production items. In 2014, the Company’s cost per BOE was US$42.30, representing a decrease of 6.0% year over year. Realized net profit was approximately RMB60.2 billion and earnings per share was RMB1.35. The Company has maintained a healthy financial position and a stable credit rating.

Fourth, our overseas development progressed smoothly. In 2014, the Company continued to promote integration with Nexen and achieved exceptional results. The production of the Buzzard oilfield in the North Sea exceed budget for the second year in a row with high production efficiency. The efficiency of the Long Lake oil sands project in Canada also improved. The Golden Eagle project in the North Sea and the Kinosis 1A oil sands project in Canada, both operated by Nexen, commenced production earlier than planned.

The operation for the Company’s other overseas assets also progressed in a stable and orderly manner. Production from both the Eagle Ford shale oil and gas project in the U.S. and the Missan oilfield in Iraq continued to increase. The exploration and appraisal work at the Libra oilfield in Brazil progressed smoothly. At the same time, we have actively explored new management models for our overseas projects, increased the level of participation in non-operating projects, strengthened our operational management, cost control and risk control, resulting in significant increases in the operational efficiency of our overseas projects.

In 2014, we continued to treat health, safety and environmental protection work as our top priority. We focused on identifying and resolving potential problems in our production facilities in order to strengthen the management of HSE overseas. The OSHA statistics for Nexen also achieved a record high.

MEETING CHALLENGES AND PLANNING FOR OUR LONG-TERM DEVELOPMENT

In the second half of 2014, international oil prices fell sharply and the world economy recovery has been slow. In view of this complex and changing business environment, we have adjusted our operating strategy to align with the current environment while maintaining our focus on HSE.

Maintaining prudent financial policies and investment decisions. The Company will strictly follow the capital expenditure principles, being prudent when making investment decisions, monitoring cash flow positions closely, balancing short-term benefits and long-term development, and optimizing asset portfolio and capital allocation. Following the plummet in international oil prices since the second half of 2014, the Company has made substantial adjustments to its work plans and budgets for 2015. Capital expenditures for exploration, development and production have been significantly reduced compared to 2014. These adjustments will help to ensure the healthy operation of the Company without sacrificing medium and long-term development.

Strengthening cost control and continuing to increase quality and efficiency. At the beginning 2014, the Company had designated 2014 as “the Year of Quality and Efficiency”, placing high emphasis on cost management, and achieved considerable success. In the area of exploration, our focus was directed to increasing the success rate of exploration and optimizing projects. At the same time, we focused on streamlining the management of exploration programs and enhancing efficiency. In the area of development and production, the Company strengthened the concept of “Efficiency First”, expanded the achievements for technology advancement, cost management and efficiency enhancement, lowering operational expenditure on the premise of safety operation. Other measures included advanced planning, meticulously organizing development and production plans and making arrangements to ensure the safe and stable operation of oil and gas fields.

The effective measures mentioned above laid a solid foundation for the Company to cope with the low oil price environment. In 2015, based on the foundation of the success achieved in 2014, the Company will further increase its efforts to establish a long-term system for controlling costs and increasing productivity through innovative changes in management and technology and new development models.

Ensuring the safe and lawful operation of producing projects and building projects already under development while preserving quality and quantity. In 2015, the Company will strengthen the integration of exploration and development and engage in the rolling development adjacent to existing oil and gas fields, with a target reserve replacement rate of over 100%. At the same time, the Company will continue to adopt various protective measures to enhance the recovery of oil and gas fields, maintain stable production from mature oil and gas fields, and ensure that new gas and oil fields commence production on schedule to meet the annual net production target of 475 to 495 million BOE.

The Company currently has a number of projects under construction, and 7 new projects are expected to commence production in 2015, including the mid-to-large sized oil and gas fields Bozhong 28/34 comprehensive adjustment project and Kenli 10-1 oilfield.

Striving to raise the operational efficiency of overseas projects. In 2015, the Company will enhance the operational efficiency and profitability of projects in overseas regions, continue to promote further integration of Nexen’s assets, streamline the management of overseas management business, focus on major overseas projects management and optimize resource allocation.

The development of the energy industry is currently facing dramatic changes and the operating environment of the Company is becoming increasingly complicated. Faced with such challenges, CNOOC Limited will remain steadfast in its resolve and forge ahead based on solid efforts to fulfill various targets set for 2015.

LI Fanrong
Chief Executive Officer

Hong Kong, 27 March 2015

Consolidated Statement of Profit or Loss and Other Comprehensive Income
Year ended 31 December 2014
(All amounts expressed in millions of Renminbi, except per share data)

		Group
	Notes	2014	2013

REVENUE
Oil and gas sales	4	218,210	226,445
Marketing revenues		50,263	55,495
Other income		6,161	3,917

		274,634	285,857

EXPENSES
Operating expenses		(31,180)	(30,014)
Taxes other than income tax		(11,842)	(15,937)
Exploration expenses		(11,525)	(17,120)
Depreciation, depletion and amortisation	5	(58,286)	(56,456)
Special oil gain levy		(19,072)	(23,421)
Impairment and provision		(4,120)	45
Crude oil and product purchases		(47,912)	(53,386)
Selling and administrative expenses		(6,613)	(7,859)
Others		(3,169)	(3,206)

		(193,719)	(207,354)

PROFIT FROM OPERATING ACTIVITIES		80,915	78,503
Interest income	5	1,073	1,092
Finance costs	6	(4,774)	(3,457)
Exchange gains, net		1,049	873
Investment income	5	2,684	2,611
Share of profits of associates		232	133
Share of profit of a joint venture		774	762
Non-operating income, net		560	334

PROFIT BEFORE TAX	5	82,513	80,851
Income tax expense	7	(22,314)	(24,390)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		60,199	56,461

OTHER COMPREHENSIVE (LOSS)/INCOME
Items that may be subsequently reclassified to profit or loss:
Net loss on available-for-sale financial assets, net of tax		(2,301)	(626)
Exchange differences on translation of foreign operations		454	(4,143)
Share of other comprehensive income/(loss) of associates		92	(29)
Other items that will not be reclassified to profit or loss		(268)	393

OTHER COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(2,023)	(4,405)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		58,176	52,056

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	9	1.35	1.26
Diluted (RMB Yuan)	9	1.35	1.26

Details of the dividends proposed and paid for the year are disclosed in note 8.

Consolidated Statement of Financial Position
31 December 2014
(All amounts expressed in millions of Renminbi)

		Group
	Notes	2014	2013
NON-CURRENT ASSETS
Property, plant and equipment		463,222	419,102
Intangible assets		16,491	17,000
Investments in associates		4,100	4,094
Investment in a joint venture		21,150	20,303
Available-for-sale financial assets		5,337	6,798
Deferred tax assets	7	5,877	2,729
Other non-current assets		5,974	4,895

Total non-current assets		522,151	474,921

CURRENT ASSETS
Inventories and supplies		10,608	9,153
Trade receivables	10	29,441	34,136
Derivative financial assets		303	329
Available-for-sale financial assets		54,030	51,103
Other current assets		8,573	11,295
Time deposits with maturity over three months		22,835	26,218
Cash and cash equivalents		14,918	14,318

Total current assets		140,708	146,552

CURRENT LIABILITIES
Loans and borrowings	12	31,180	49,841
Trade and accrued payables	11	52,192	48,558
Derivative financial liabilities		316	220
Other payables and accrued liabilities		11,499	16,914
Taxes payable		8,311	13,415

Total current liabilities		103,498	128,948

NET CURRENT ASSETS		37,210	17,604

TOTAL ASSETS LESS CURRENT LIABILITIES		559,361	492,525

NON-CURRENT LIABILITIES
Loans and borrowings	12	105,383	82,011
Provision for dismantlement		52,433	41,146
Deferred tax liabilities	7	20,189	25,362
Other non-current liabilities		1,746	2,386

Total non-current liabilities		179,751	150,905

NET ASSETS		379,610	341,620

EQUITY
Equity attributable to owners of the parent
Issued capital	13	43,081	949
Reserves		336,529	340,671

TOTAL EQUITY		379,610	341,620

LI Fanrong	WU Guangqi
Director	Director

Notes
31 December 2014
(All amounts expressed in millions of Renminbi unless otherwise stated)

1	CORPORATE INFORMATION

CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China (the "PRC") on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the "Directors"), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"), Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Companies Ordinance (Cap. 622) (the "Hong Kong Companies Ordinance").

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing 1 January 2014 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2013, except for the first time adoption of the amendments to IFRSs/HKFRSs and the new interpretation effective for the Group’s financial year beginning on 1 January 2014. The adoption of those amendments and the interpretation upon their effective dates has had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

The Group has not applied the following new and revised IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 9/HKFRS 9	Financial Instruments1

IFRS 14/HKFRS 14	Regulatory Deferral Accounts2

IFRS 15/HKFRS 15	Revenue from Contracts with Customers3

Amendments to IFRS 11/HKFRS 11	Accounting for Acquisitions of Interests in Joint Operations5

Amendments to IAS 1/HKAS 1	Disclosure Initiative5

Amendments to IAS 16/HKAS 16 and IAS 38/HKAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation5

Amendments to IAS 19/HKAS 19	Defined Benefit Plans: Employee Contributions4

Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2010-2012 Cycle6

Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2011-2013 Cycle4

Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2012-2014 Cycle5

Amendments to IAS 27/HKAS 27	Equity Method in Separate Financial Statements5

Amendments to IFRS 10/HKFRS 10 and IAS 28/HKAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture5

1 Effective for annual periods beginning on or after 1 January 2018
2 Effective for first annual IFRS/HKFRS financial statements beginning on or after 1 January 2016
3 Effective for annual periods beginning on or after 1 January 2017
4 Effective for annual periods beginning on or after 1 July 2014
5 Effective for annual periods beginning on or after 1 January 2016
6 Effective for annual periods beginning on or after 1 July 2014, with limited exceptions

3.	SEGMENT INFORMATION

(a) Segments results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production ("E&P"), trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss. The geographical information is separately disclosed in (b).

The following table presents the segment financial information for the Group for the years ended 31 December 2014 and 2013.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Sales to external customers:
Oil and gas sales	218,210	226,445	-	-	-	-	-	-	218,210	226,445
Marketing revenues	-	-	50,263	55,495	-	-	-	-	50,263	55,495
Intersegment revenues	15,380	17,443	-	-	-	-	(15,380)	(17,443)	-	-
Other income	5,531	3,415	-	221	872	303	(242)	(22)	6,161	3,917

Total	239,121	247,303	50,263	55,716	872	303	(15,622)	(17,465)	274,634	285,857

Operating expenses	(31,180)	(30,014)	-	-	-	-	-	-	(31,180)	(30,014)
Taxes other than income tax	(11,802)	(15,920)	-	-	(40)	(17)	-	-	(11,842)	(15,937)
Exploration expenses	(11,680)	(17,142)	-	-	-	-	155	22	(11,525)	(17,120)
Depreciation, depletion and amortisation	(57,407)	(55,512)	(417)	(497)	(484)	(447)	22	-	(58,286)	(56,456)
Special oil gain levy	(19,072)	(23,421)	-	-	-	-	-	-	(19,072)	(23,421)
Impairment and provision	(4,147)	34	27	12	-	(1)	-	-	(4,120)	45
Crude oil and product purchases	-	-	(47,912)	(53,386)	-	-	-	-	(47,912)	(53,386)
Selling and administrative expenses	(3,651)	(4,294)	(862)	(1,021)	(2,166)	(2,544)	66	-	(6,613)	(7,859)
Others	(3,085)	(3,024)	-	-	(84)	(182)	-	-	(3,169)	(3,206)

Interest income	125	19	1	-	1,801	1,396	(854)	(323)	1,073	1,092
Finance costs	(2,813)	(2,269)	(3)	(5)	(2,997)	(1,506)	1,039	323	(4,774)	(3,457)
Exchange gains, net	142	137	-	20	907	716	-	-	1,049	873
Investment income	-	-	-	-	3,120	2,846	(436)	(235)	2,684	2,611
Share of profits/(losses) of associates	12	(98)	-	-	220	231	-	-	232	133
Share of profit of a joint venture	-	-	-	-	774	762	-	-	774	762
Non-operating income/(expenses), net	566	339	-	-	(6)	(5)	-	-	560	334
Income tax expense	(24,903)	(24,524)	(114)	77	2,703	57	-	-	(22,314)	(24,390)

Segment profit for the year	70,226	71,614	983	916	4,620	1,609	(15,630)	(17,678)	60,199	56,461

Other segment information
Investments in associates	953	1,145	-	-	3,147	2,949	-	-	4,100	4,094
Investment in a joint venture	-	-	-	-	21,150	20,303	-	-	21,150	20,303
Others	524,702	476,414	8,671	11,205	368,648	337,813	(264,412)	(228,356)	637,609	597,076

Segment assets	525,655	477,559	8,671	11,205	392,945	361,065	(264,412)	(228,356)	662,859	621,473

Segment liabilities	(381,342)	(315,805)	(7,142)	(8,499)	(111,311)	(137,345)	216,546	181,796	(283,249)	(279,853)

Capital expenditure	106,593	248,462	16	40	794	602	-	-	107,403	249,104

3.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 65% (2013: 67%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2014 and 2013.

	PRC		Canada		Others		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013

Property, plant and equipment	206,144	164,939	101,644	97,140	155,434	157,023	463,222	419,102
Investments in associates/a joint venture	3,317	3,054	783	857	21,150	20,486	25,250	24,397
Other non-current assets	5,246	3,716	643	1,021	85	158	5,974	4,895

(c)	Information about major customers

The current year's revenue of approximately RMB25,055 million (2013: approximately RMB29,855 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation.

4.	OIL AND GAS SALES

	Group
	2014	2013

Gross sales	227,544	233,450
Less: Royalties	(6,433)	(3,655)
PRC government's share of oil	(2,901)	(3,350)

Oil and gas sales	218,210	226,445

5.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2014	2013

Crediting:
Interest income from bank deposits	(1,073)	(1,092)

Investment income:
– Net gain from available-for-sale financial assets	(2,684)	(2,611)
Insurance compensation on disposal of property, plant and equipment	(334)	(372)

Charging:
Auditors' remuneration
– Audit fee	47	42
– Other fees	18	17

	65	59

Employee wages, salaries, allowances and social security costs*	8,751	6,546

Equity-settled share option expenses	-	11

Depreciation, depletion and amortisation:
– Property, plant and equipment	57,212	54,919
– Intangible assets	1,398	1,414
– Less: Net amount capitalised	(324)	123

	58,286	56,456

Operating lease rentals:
– Office properties	508	460
– Plant and equipment	1,741	1,944

	2,249	2,404

Repairs and maintenance	6,342	5,925

Research and development costs	1,821	1,278

(Gain)/loss on disposal of property, plant and equipment	(1,158)	681

*
In 2013, employee wages, salaries, allowances and social security costs only included the amount of Nexen for 10 months after acquisition, while the cost items included the amount of Nexen for 12 months in 2014.

6.	FINANCE COSTS

	Group
	2014	2013

Interest on bank loans which are repayable within five years	415	1,212
Interest on other loans – which are repayable within five years	321	90
– which are repayable over five years	3,492	2,133
Other borrowing costs	1	167

Total borrowing costs	4,229	3,602
Less: Amount capitalised in property, plant and equipment	(1,842)	(2,049)

	2,387	1,553
Other finance costs:
Unwinding of discount on provision for dismantlement	2,387	1,904

	4,774	3,457

The effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.64775% to 7.875% (2013: from 0.665% to 6.66%) per annum during the year ended at 31 December 2014.

7.	INCOME TAX

An analysis of the tax expense in the Group's consolidated statement of profit or loss and other comprehensive income is as follows:

	Group
	2014	2013

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	16,609	18,369
Provision for overseas enterprise income tax on the estimated taxable profits for the year	14,083	12,619

Deferred tax
Temporary differences in the current year	(8,378)	(6,598)

Income tax expense for the year	22,314	24,390

7.	INCOME TAX (continued)

A reconciliation of the statutory PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	Group
	2014	2013
	%	%

PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	7.1	7.6
Tax credit from the government	(2.2)	(2.5)
Tax reported in equity-accounted entities	(0.1)	(0.3)
Tax losses previously not recognised	(3.3)	–
Others	0.5	0.4

Group’s effective income tax rate	27.0	30.2

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	Group
	2014	2013

At 1 January	22,633	3,363
Credit to the profit or loss	(8,378)	(6,598)
Acquisition of a subsidiary	–	26,626
Charge to equity	(92)	29
Exchange differences	149	(787)

At 31 December	14,312	22,633

8.	DIVIDENDS

	Group
	2014	2013

Dividend per ordinary share:
2014 interim dividend - HK$0.25(2013: interim dividend HK$0.25) per ordinary share	8,846	8,843
2013 final dividend - HK$0.32 (2012: final dividend HK$0.32) per ordinary share	11,370	11,383
Final dividend proposed at HK$0.32 (2013: HK$0.32) per ordinary share by the Board of Directors - not recognised as a liability as at the end of the year	11,325	11,269

Pursuant to the Enterprise Income Tax Law of the People's Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the "Enterprise Income Tax Law of the People's Republic of China") shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company's register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%. The Company is in the process of discussing with relevant PRC authorities regarding the arrangement (if any) relating to the withholding tax in respect of dividend to be paid by the Company to the investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange.

9.	EARNINGS PER SHARE

	Group
	2014	2013
Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	60,199	56,461

Number of shares
Weighted average number of ordinary shares for the basic earnings per share calculation	44,647,455,984	44,646,825,847
Effect of dilutive potential ordinary shares under the share option schemes	87,318,520	140,293,242

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,734,774,504	44,787,119,089

Earnings per share:
Basic (RMB Yuan)	1.35	1.26
Diluted (RMB Yuan)	1.35	1.26

10.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at 31 December 2014 and 2013, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

11.	TRADE AND ACCRUED PAYABLES

As at 31 December 2014 and 2013, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

12.	LOANS AND BORROWINGS

The principal amount of US$1,250 million of 1.625% guaranteed notes due in 2017, the principal amount of US$2,250 million of 4.250% guaranteed notes due in 2024 and the principal amount of US$500 million of 4.875% guaranteed notes due in 2044 were issued by CNOOC Nexen Finance (2014) ULC, a wholly-owned subsidiary of Nexen Energy ULC in April 2014. The obligations of CNOOC Nexen Finance (2014) ULC in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

As at 31 December 2014, US$694 million shareholder loan (2013: nil) of the Group was included in General loans.

13.	SHARE CAPITAL

Share	Number of shares	Issued share capital equivalent of RMB million

Authorised*:
Ordinary shares of HK$0.02 each as at 31 December 2013	75,000,000,000
Ordinary shares with no par value as at 31 December 2014	75,000,000,000
Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2013	44,646,305,984	949

As at 31 December 2013	44,647,455,984	949

Transfer from share premium and capital redemption reserve upon abolition of par value*	-	42,132

As at 31 December 2014	44,647,455,984	43,081

*	The Hong Kong Companies Ordinance (Chapter 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

Management’s Discussion and Analysis

STRATEGIES AND RISKS

Development Strategy

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as our top priorities. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks. In 2014, we achieved a reserve replacement ratio of 112%.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2014, approximately 56.6% of our proved reserves were classified as proved undeveloped, which provides tremendous potential for future production growth, on the condition that these proved undeveloped reserves are developed at a rate faster than the depletion rate of our currently producing reserves.

Develop natural gas business

We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

In 2014, the large-sized deepwater gas field Liwan 3-1 in deepwater South China Sea has commenced production and our natural gas production continued to increase.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

Aiming to reduce production cost, we plan to actively promote the regional development of oil and gas field groups and apply cutting-edge offshore engineering, drilling and production technologies to our operations.

Currently, we have a healthy financial position. We intend to maintain our financial strength by controlling key management measures, such as capital expenditures, cash flows and costs per BOE. We also intend to actively manage our account receivables and inventories to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts in order to manage our exposure to foreign exchange rate fluctuations.

RISK FACTORS

The exploration and production of oil and gas is an industry that involves a high degree of risks. Our risk exposures primarily consist of fluctuations in oil and gas prices, changes in reserves, HSE, changes in fiscal regimes and regulatory rules and policies and changes in exchange rates and interest rates.

Fluctuations in oil and gas prices

Since the Company’s realized oil prices are priced with reference to international oil prices, fluctuations in international oil prices would have a significant impact on the Company’s sales revenue and profit. In addition, the Company’s natural gas sales contracts also contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices. As a result, changes in oil and natural gas prices will affect the Company’s profitability.

Changes in reserves

High-risk and capital-intensiveness are inherent characteristics of the exploration and development of oil and gas reserves. The Company’s exploration and development activities are exposed to various risks, including its inability to encounter any commercial discoveries.

In addition, reserve appraisal depends on a number of factors, including the quantity and quality of technical and economic data, assumptions in oil price assessment, production curve as well as fiscal terms. If these factors and assumptions were proved to be inaccurate, the Company might need to adjust its reserves.

HSE

The Company is exposed to blowout, fire and spillage risks arising from the exploration, development and production operations. Any accident which may lead to casualties, property damages and environmental pollutions, which in return, may have an impact on the Company’s operations and financial conditions.

Changes to fiscal regimes and regulatory rules and policies

The Company has oil and gas assets in the PRC and various overseas countries. Any changes in the fiscal regimes of these countries, including the introduction of new taxes and increases in tax rates, may affect the profitability of the Company.

Other changes in regulatory rules, including policies on oil and gas prices, nationalization of resources, exchange controls and environment protection laws and rules, may affect the Company’s operations and financial position.

Currency risk

The Company’s oil and gas sales are substantially denominated in Renminbi and US dollars. China’s exchange rate regime is a managed floating exchange rate approach that is based on market demand and supply and with reference to a basket of currencies. In 2014, Renminbi depreciated approximately 0.36% against US dollars. At the reporting date, 79% (2013: 79%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollar and Hong Kong dollar.

Interest rate risk

As at the end of 2014, the interest rates of 79.2% of the Company’s debts were fixed. Except for the loans for the Tangguh LNG project in Indonesia, all of our long-term debts are denominated in U.S. dollar with fixed interest rates. The weighted average term of the Company’s debt balance outstanding was approximately 9.5 years.

2014 OVERVIEW

In 2014, the global economic recovery was moderate but difficult. Additionally, China’s economy entered into a new status of mid to high speed development. Affected by factors such as economic conditions and supply and demand, international oil prices fell sharply in the second half of 2014.

During the year, faced with a harsh external environment, the Company overcame various difficulties, seized opportunities to lay a solid foundation for development, and achieved satisfactory results.

In 2014, the Company met its annual production target, with net production of 432.5 million BOE, representing a 5.1% increase over the previous year. The Company also made new breakthroughs in the area of exploration, achieving a reserve replacement ratio of 112%.

In 2014, the Company made significant progress in its overseas business and steadily promoted the integration of Nexen. Improvements were achieved in the performance of Nexen’s assets, and the operations of other overseas assets proceeded smoothly.

In 2014, the Company maintained an excellent financial condition. Oil and gas sales were RMB218,210 million (US$35,513.6 million, with the exchange rates applicable for 2014 at 6.1444), representing a decrease of 3.6% over the previous year. Net profit was RMB60,199 million (US$9,797.4 million), representing an increase of 6.6% over the previous year.

As at 31 December 2014, the Company’s basic and diluted earnings per share were RMB1.35 and RMB1.35, respectively. The board of directors recommended the payment of a final dividend of HK$0.32 per share (tax inclusive).

In 2015, the outlook for the global economy will continue to face relatively high uncertainty. International oil prices are expected to continue at low levels for a period of time, and the Company’s operations will face significant challenges. As a result, the Company will further promote all measures for realizing “the Year of Efficiency and Quality” and make all efforts to reduce costs and raise efficiency, in order to meet all targets for production and operation.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit increased 6.6% to RMB60,199 million (US$9,797.4 million) in 2014 from RMB56,461 million in 2013, primarily as a result of the more strengthened cost control under the recent decreased oil price environment.

Revenues

Our oil and gas sales, realized prices and sales volume in 2014 are as follows:

	2014	2013	Change	Change (%)

Oil and gas sales (RMB million)	218,210	226,445	(8,235)	(3.6%)
Crude and liquids	200,991	211,838	(10,847)	(5.1%)
Natural gas	17,219	14,607	2,612	17.9%
Sales volume (million BOE)	415.6	397.2	18.4	4.6%
Crude and liquids (million barrels)	340.6	326.8	13.8	4.2%
Natural gas (bcf)	435	408	27	6.6%
Realized prices
Crude and liquids (US$/barrel)	96.04	104.60	(8.56)	(8.2%)
Natural gas (US$/mcf)	6.44	5.78	0.66	11.4%
Net production (million BOE)	432.5	411.7	20.8	5.1%
China	269.1	262.7	6.4	2.4%
Overseas	163.4	149.0	14.4	9.7%

In 2014, our net production was 432.5 million BOE (including our interest in equity-accounted investees), representing an increase of 5.1% from 411.7 million BOE in 2013, benefitting from the additional production from the Nexen acquisition in the end of February 2013 and the commencement of production on oil and gas fields in offshore China. The overseas production volume accounted for 37.8% of our total net production volume in 2014, compared with 36.2% in 2013. The decrease of crude and liquids sales was primarily due to the lower realised oil prices in 2014. The increase of gas sales primarily came from the higher prices for sales in domestic China and in East Asian LNG market.

Operating expenses

Our operating expenses increased 3.9% to RMB31,180 million (US$5,074.5 million) in 2014 from RMB30,014 million in 2013, and the operating expenses per BOE decreased 1.1% to RMB75.1 (US$12.22) per BOE in 2014 from RMB75.9 (US$12.25) per BOE in 2013, attributable from effective cost control and steady increase in production. Operating expenses per BOE offshore China decreased 0.8% to RMB60.4 (US$9.83) per BOE in 2014 from RMB60.9 (US$9.83) per BOE in 2013. Overseas operating expenses per BOE decreased 3.2% to RMB102.1 (US$16.61) per BOE in 2014 from RMB105.5 (US$17.02) per BOE in 2013.

Taxes other than income tax

Our taxes other than income tax decreased 25.7% to RMB11,842 million (US$1,927.3 million) in 2014 from RMB15,937 million in 2013. The decrease was mainly due to the cancellation of accrued mineral resource compensation payment pursuant to the announcement made by Chinese government agencies that did not require separately imposing such fee in offshore China anymore.

Exploration expenses

Our exploration expenses decreased 32.7% to RMB11,525 million (US$1,875.7 million) in 2014 from RMB17,120 million in 2013, among which dry hole expenses decreased 39.9% to RMB5,686 million (US$925.4 million) in 2014 from RMB9,453 million in 2013, due to less uncertain wells which were previously capitalized but written off according to subsequent reserve evaluation. Meanwhile, due to the unfavourable exploration results and overdue leases, some unproved properties of shale gas and oil projects located in the U.S. were written off in 2013. There was no such event in 2014.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 3.2% to RMB58,286 million (US$9,486.0 million) in 2014 from RMB56,456 million in 2013, primarily as a result of the increased production. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related part, increased 0.5% to RMB130.9 (US$ 21.30) per BOE in 2014 from RMB130.3 (US$21.03) per BOE in 2013.

The dismantlement-related depreciation, depletion and amortization costs decreased 20.3% to RMB3,951 million (US$643.0 million) in 2014 from RMB4,954 million in 2013, Our average dismantling costs per BOE decreased 24.1% to RMB9.52 (US$1.55) per BOE in 2014 from RMB12.53 (US$2.02) per BOE in 2013, primarily as a result of the decrease in dismantlement asset balance which came from the effect of discounting factor on the present value of asset retirement obligations of producing oil and gas fields.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 18.6% to RMB19,072 million (US$3,104.0 million) in 2014 from RMB23,421 million in 2013, primarily as a result of our decreased oil sales in offshore China.

Impairment and provision

Our impairment and provision was RMB4,120 million (US$670.5 million) in 2014, while in 2013 was credit to impairment of RMB45 million. In 2014, certain oil and gas properties located in North America and UK North Sea were impaired, which reflected the impact of near term lower price environment.

Selling and administrative expenses

Our selling and administrative expenses decreased 15.9% to RMB6,613 million (US$1,076.3 million) in 2014 from RMB7,859 million in 2013. Such decreases were primarily due to lower commission and consulting payments connected with acquisition and sound effect from enhancing operating efficiency with cost deduction in this year. Our selling and administrative expenses per BOE decreased 20.0% to RMB15.93 (US$2.59) per BOE in 2014 from RMB19.89 (US$3.21) per BOE in 2013.

Finance costs/Interest income

Our finance costs increased 38.1% to RMB4,774 million (US$777.0 million) in 2014 from RMB3,457 million in 2013, primarily due to new issuance of corporate notes which was mainly used to replace short-term loans and the increase in unwinding of discount on provision for dismantlement due to increase in discount rate and obligations contributed from newly developed oil and gas fields in 2014. Our interest income decreased 1.7% to RMB1,073 million (US$174.6 million) in 2014 from RMB1,092 million in 2013.

Exchange gains, net

Our net exchange gains increased 20.2% to RMB1,049 million (US$170.7 million) in 2014 from RMB873 million in 2013, primarily as a result of GBP depreciating against US dollar.

Investment income

Our investment income increased 2.8% to RMB2,684 million (US$436.8 million) in 2014 from RMB2,611 million in 2013, primarily attributable to the increase in return on corporate wealth management products and money market funds held by the company.

Share of profits of associates/a joint venture

Our share of profits of associates/a joint venture increased 12.4% to RMB1,006 million (US$163.7 million) in 2014 from RMB895 million in 2013, primarily attributable to the increase in profitability of associates.

Income tax expense

Our income tax expense decreased 8.5% to RMB22,314 million (US$3,631.6 million) in 2014 from RMB24,390 million in 2013, and the effective tax rate decreased to 27.0% in 2014 from 30.2% in 2013. The decrease in effective tax rate was mainly attributable to further recognized deferred tax assets for oil sands project in Canada.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2014 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2014		2013	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	110,508	17,985.2	110,891	(383)	(0.3%)
Used in investing activities	(90,177)	(14,676.3)	(170,032)	79,855	(47.0%)
(Used in)/generated from financing activities	(19,486)	(3,171.3)	18,601	(38,087)	(204.8%)

Cash generated from operating activities

In 2014, the cash inflow from operating activities was RMB110,508 million (US$17,985.2 million), in line with the previous year.

Cash used in investing activities

In 2014, our capital expenditure (excluding acquisition) increased 20.0% to RMB95,673 million (US$15,570.8 million) from 2013, primarily as a result of the increase in exploration activities and the development of projects under construction. Our development expenditures in 2014 were primarily related to the capital expenditures of Nexen, the development of the OML130 project, as well as the expenses incurred for improving recovery factors of the oilfields in production. The Company has no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale financial assets of RMB105,718 million (US$17,205.6 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale financial assets in the amount of RMB102,587 million (US$16,696.0 million). Our time deposits with maturity of more than three months decreased by RMB3,383 million (US$550.6 million) in 2014.

Cash used in/generated from financing activities

In 2014, the cash inflow from financing activities was mainly due to the proceeds of bank borrowings of RMB12,789 million (US$2,081.4 million) and RMB24,578 million (US$4,000.0 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of RMB20,216 million (US$3,290.2 million) and the repayment of bank loans of RMB32,523 million (US$5,293.1 million).

At the end of 2014, our total interest-bearing outstanding debt was RMB136,563 million (US$22,225.6 million), compared to RMB131,852 million at the end of 2013. The increase in debt in 2014 was primarily attributable to the issuance of guaranteed notes of US$4 billion and the decrease of short-term bank loans. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 26.5%, lower than that of 27.8% in 2013.

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2012	2013	2014
	(RMB million)

China
Development	31,360	42,839	49,128
Exploration	10,572	12,012	13,718
Subtotal	41,931	54,851	62,845
Overseas
Development	15,459	28,315	33,403
Exploration	2,615	6,216	9,455
Subtotal	18,073	34,531	42,858
Total	60,005	89,383	105,704

Note: Capitalized interests for 2013 and 2014 were RMB2,049 million and RMB1,842 million, respectively.

OTHER

Employees

As of 31 December 2014, the Company had 13,638 employees in China, 6,043 employees overseas and 1,365 contracted employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted an appropriate remuneration structure.

CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

CONTINGENCIES

(a)
With respect to Penglai 19-3 Oilfield Oil Spill Accidents (please refer to the Annual Reports and/or Interim Reports of the Company issued in or after 2012 for the background information), the Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the production sharing contract (the "PSC") and related agreements, among others. Based on evaluations performed as of the date of the consolidated financial statements authorised for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

(b)
On 11 October 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated (the "Plaintiff") in the Unites States District Court for the Southern District of New York (the "Trial Court") (the foregoing legal action is therein below referred as the "Complaint"). The Complaint was lodged against the Company and certain of its officers, which alleged that during the period between 27 January 2011 and 16 September 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

On 21 December 2012, the Company filed a motion to dismiss the Complaint in the Trial Court.

On 4 April 2013, the judge of the Trial Court approved the Plaintiff’s voluntarily dismissal, without prejudice, to its claims against the officers of the Company.

On 6 May 2013, the judge of the Trial Court granted the Company’s motion to dismiss in the entirety with prejudice. On 5 June 2013, the Plaintiff (i.e. the Appellant) appealed to the United States Court of Appeals for the Second Circuit (the "Court of Appeals"). On 3 February 2014, the Court of Appeals issued a summary order which found the Appellant’s argument without merit and affirmed the Trial Court’s judgment. After the issuance of the summary order, the Appellant was able to appeal to the Supreme Court of the United States within 90 days (namely, on or before 5 May 2014, New York time) (the "Appeal Period"). The Appellant did not appeal within the Appeal Period. In accordance with the laws of the United States, all the claims brought by the Appellant at the Trial Court and the Court of Appeals are dismissed in their entirety.

(c)
As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

EXCHANGE RATE

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2014 have been made at the rate of RMB6.1444 to US$1 (2013: RMB6.1975 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

DIVIDENDS

An interim dividend of HK$0.25 (tax inclusive) per share was declared on 28 August 2014, and paid to the shareholders of the Company on 16 October 2014.

The Board recommended a payment of a final dividend of HK$0.32 (tax inclusive) per share for the year ended 31 December 2014, payable on 3 July 2015 to all shareholders on the register of members of the Company on 12 June 2015 subject to shareholders’ approval.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2014 FINAL DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2014 final dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 12 June 2015 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2014 final dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2014 final dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 12 June 2015. However, the Company is in the process of discussing with relevant PRC authorities regarding the arrangement (if any) relating to the withholding tax in respect of the 2014 final dividend to be paid by the Company to the investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange. The Company will make further announcement(s) as soon as practicable when necessary after the relevant arrangement is confirmed.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People's Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 5 June 2015.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 12 June 2015. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group’s consolidated financial statements for the year ended 31 December 2014, including the accounting policies adopted by the Group and has discussed the internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2014.

This announcement has been based on the Group’s consolidated financial statements for the year ended 31 December 2014 which have been agreed with the auditors.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2014.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 18 May 2015 (Monday) to 21 May 2015 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the forthcoming annual general meeting (the “AGM”), members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 15 May 2015 (Friday).

After the AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 8 June 2015 (Monday) to 12 June 2015 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 5 June 2015 (Friday).

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES (“CG Code”)

For the year ended 31 December 2014, the Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules, except for the deviation from the code provision A.4.1 of the CG Code.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of the Association the Company(“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2014, with the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of the Hong Kong Stock Exchange (the “Stock Exchange”) (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2014, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the Hong Kong Stock Exchange's website and the Company’s website in due course.

By Order of the Board CNOOC Limited WANG Yilin Chairman

Hong Kong, 27 March 2015

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Wang Jiaxiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2013 Annual Report on Form 20-F filed on 17 April 2014. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

中国海洋石油有限公司
CNOOC LIMITED
For Immediate Release

Exploration and Development Laid Solid Foundation
 Lowering Costs and Enhancing Efficiency Program Achieved Outstanding Results

(Hong Kong, March 27, 2015)  CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) today announced its 2014 annual results for the year ended December 31, 2014.

In 2014, the Company achieved various breakthroughs in exploration and the reserve replacement ratio for the year was 112%. Benefitting from the Company’s innovations in “thinking outside the box”, technology and management, the Company made 20 new commercial discoveries and appraised 18 oil and gas structures successfully. In the Western South China Sea, the milestone deepwater gas discovery Lingshui 17-2 marks a breakthrough in our independent deepwater exploration. A number of mid-to-large sized crude oil discoveries were made in Bohai, and at the end of 2014, the Company’s net proved reserves were approximately 4.48 billion barrels of oil equivalent (“BOE”), laying a solid foundation for the Company’s sustainable development.

Last year, the Company achieved outstanding performance in development and production as oil and gas projects came on stream at a strong pace. A total of 13 new projects commenced production in succession. Including the Golden Eagle project in the UK North Sea, many of the new projects came on stream ahead of schedule and under budget. At the beginning of the year, the first large-scale deepwater gas field Liwan 3-1 successfully delivered first production, representing a new breakthrough for the Company’s deepwater oil and gas field development. In 2014, net oil and gas production reached 432.5 million BOE, an increase of 5.1% year-over-year (“yoy”), meeting the production target set at the beginning of the year.

In overseas development, the Company’s integration with Nexen made remarkable progress and other overseas operations also progressed smoothly. All of Nexen’s assets performed well as evidenced by Buzzard production exceeding target for the second year in a row with high production efficiency and increasing production efficiency for the oil sands project at Long Lake in Canada.

During the period, our financial statements reflected that lowering costs and enhancing efficiency program achieved expected outcomes. The Company proactively promoted “the Year of Quality and Efficiency” program throughout the year to review and strengthen cost-control measures. Under this program, the Company continued to streamline the management flow in exploration, development and production, and to lower costs for projects under construction. The Company also strengthened the integration of exploration and development, and improved efficiencies for oil and gas fields.

In 2014, the Company’s average realized oil price was US$96.04 per barrel, a decrease of 8.2% yoy, while the average realized natural gas price was US$6.44 per thousand cubic feet, an increase of 11.4% yoy. In addition, the Company’s oil and gas sales revenue were RMB218.21 billion, representing a decline of 3.6% yoy. The Company’s all-in cost was US$42.30 per BOE, a decrease of 6.0% yoy, and net profit amounted to RMB60.20 billion, an increase of 6.6% yoy.

In 2014, the Company’s capital expenditures were RMB107.0 billion, representing an increase of 17.7% yoy.

Mr. Li Fanrong, CEO of the Company, said, “In 2014, the entire Company focused on cost control, which effectively improved production and operational efficiency, helped the Company meet its various targets set at the beginning of the year, and laid a solid foundation for the Company’s sustainable development in response to the impact of low oil prices. In 2015, the Company will adjust its operating strategy to adapt to a more complex and changing environment in order to meet all the targets for the year.”

In 2014, the Company’s basic earnings per share was RMB1.35. The Board of Directors have proposed a year-end dividend of HK$0.32 per share (tax inclusive).

Mr. Wang Yilin, Chairman of CNOOC Limited, said, “2014 was a particularly challenging year for the Company. Faced with different challenges, we have maintained our confidence, worked hand in hand to map out our long-term strategy and tackled our immediate problems in order to achieve solid growth in different areas of our business. This year, we will continue to promote the ‘New Leap Forward’ strategy, proactively carry out innovative measures, and enhance quality and efficiency in order to build a solid foundation for our long-term development.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2013 Annual Report on Form 20-F filed on 17 April 2014.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang
Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax:+852-2576 1990
E-mail: cathy.zhang@hkstrategies.com